United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005

Notes to the Condensed Consolidated Financial Information

Signature Page
This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	June	December
	30, 2006	31, 2005
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	1,894	1,041
Accounts receivable
Related parties	226	159
Unrelated parties	1,733	1,490
Loans and advances to related parties	80	22
Inventories	1,322	1,142
Deferred income tax	237	186
Recoverable taxes	389	362
Others	432	373

	6,313	4,775

Property, plant and equipment, net	18,786	14,166
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,764	1,672
Other assets
Goodwill on acquisition of subsidiaries	593	548
Loans and advances
Related parties	9	4
Unrelated parties	67	61
Prepaid pension cost	409	308
Judicial deposits	740	568
Recoverable taxes	153	110
Advances to suppliers - energy	398	311
Others	250	121

TOTAL

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

		(Continued)
	June	December
	30, 2006	31, 2005
	(Unaudited)
Liabilities and stockholders’ equity

Current liabilities
Suppliers	895	1,110
Payroll and related charges	176	229
Remuneration attributed to stockholders	666	—
Current portion of long-term debt - unrelated parties	1,115	1,218
Short-term debt	15	15
Loans from related parties	64	62
Provision for income taxes	186	244
Taxes payable	163	53
Employees post-retirement benefits	35	30
Others	337	364

	3,652	3,325

Long-term liabilities
Employees post-retirement benefits	253	241
Long-term debt - unrelated parties	4,688	3,714
Loans from related parties	1	1
Provisions for contingencies (Note 11 (b))	1,321	1,286
Unrealized loss on derivative instruments	314	260
Deferred income tax	309	2
Provisions for asset retirement obligations	243	225
Others	461	395

	7,590	6,124

Minority interests	1,032	1,218

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	2,150
Common stock - 900,000,000 no-par-value shares authorized and 1,499,898,858 issued	3,806	3,806
Treasury stock - 1,304,016 preferred and 28,291,020 common shares	(113)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(2,426)	(2,729)
Appropriated retained earnings	4,705	4,357
Unappropriated retained earnings	6,036	3,983

	17,208	11,977

TOTAL	29,482	22,644

See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Six-month periods ended
	Three-month periods ended			June 30,
	June 30,	March 31,	June 30,
	2006	2006	2005	2006	2005
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	3,286	2,760	3,077	6,046	4,825
Revenues from logistic services	362	289	316	651	548
Aluminum products	640	429	327	1,069	673
Other products and services	25	12	1	37	3

	4,313	3,490	3,721	7,803	6,049
Taxes on revenues	(167)	(150)	(185)	(317)	(300)

Net operating revenues	4,146	3,340	3,536	7,486	5,749

Operating costs and expenses
Cost of ores and metals sold	(1,350)	(1,256)	(1,134)	(2,606)	(2,046)
Cost of logistic services	(196)	(174)	(169)	(370)	(312)
Cost of aluminum products	(324)	(257)	(203)	(581)	(394)
Others	(14)	(8)	(2)	(22)	(3)

	(1,884)	(1,695)	(1,508)	(3,579)	(2,755)
Selling, general and administrative expenses	(212)	(168)	(135)	(380)	(248)
Research and development	(101)	(71)	(54)	(172)	(88)
Employee profit sharing plan	(35)	(28)	(24)	(63)	(41)
Others	(41)	(42)	(44)	(83)	(51)

	(2,273)	(2,004)	(1,765)	(4,277)	(3,183)

Operating income	1,873	1,336	1,771	3,209	2,566

Non-operating income (expenses)
Financial income	45	42	27	87	56
Financial expenses	(245)	(213)	(51)	(458)	(143)
Foreign exchange and monetary gains (losses), net	28	259	304	287	302
Gain on sale of investments	338	9	—	347	—

	166	97	280	263	215

Income before income taxes, equity results and minority interests	2,039	1,433	2,051	3,472	2,781

Income taxes
Current	(158)	(242)	(330)	(400)	(490)
Deferred	(80)	(53)	(107)	(133)	(60)

	(238)	(295)	(437)	(533)	(550)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	184	156	220	340	353
Minority interests	(105)	(123)	(204)	(228)	(256)

Net income	1,880	1,171	1,630	3,051	2,328

Basic and diluted earnings per Preferred Class A Share	0.77	0.51	0.71	1.25	1.01
Basic and diluted earnings per Common Share	0.77	0.51	0.71	1.25	1.01
Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608	1,471,608	1,471,608	1,471,608	1,471,608
Preferred Class A shares	959,717	831,448	831,432	959,717	831,432
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Six-month periods
	Three-month periods ended			ended June 30,
	June 30,	March 31,	June 30,
	2006	2006	2005	2006	2005
Cash flows from operating activities:
Net income	1,880	1,171	1,630	3,051	2,328
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	205	181	136	386	265
Dividends received	98	112	126	210	195
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(184)	(156)	(220)	(340)	(353)
Deferred income taxes	80	53	107	133	60
Provisions for contingencies	19	13	(8)	32	(11)
Gain on sale of investments	(338)	(9)	—	(347)	—
Foreign exchange and monetary losses (gains)	(75)	(291)	(298)	(366)	(271)
Unrealized derivative losses (gains), net	51	44	(85)	95	(90)
Minority interests	105	123	204	228	256
Interest payable (receivable), net	40	(28)	38	12	36
Others	(21)	46	(51)	25	(64)
Decrease (increase) in assets:
Accounts receivable	(346)	162	(472)	(184)	(564)
Inventories	(23)	(17)	(50)	(40)	(70)
Others	(38)	(108)	(187)	(146)	(261)
Increase (decrease) in liabilities:
Suppliers	103	(367)	142	(264)	187
Payroll and related charges	47	(108)	13	(61)	(22)
Income taxes	175	(178)	325	(3)	246
Others	(34)	(172)	76	(206)	(10)

Net cash provided by operating activities	1,744	471	1,426	2,215	1,857

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	1	(7)	(27)	(6)	(27)
Repayments	—	3	22	3	25
Others	(35)	48	—	13	1
Guarantees and deposits	(12)	(23)	(3)	(35)	(20)
Additions to investments	(2)	(2)	(90)	(4)	(91)
Additions to property, plant and equipment	(961)	(855)	(777)	(1,816)	(1,438)
Proceeds from disposal of investments	418	14	—	432	—
Proceeds from disposals of property, plant and equipment	29	9	1	38	3

Net cash used in investing activities	(562)	(813)	(874)	(1,375)	(1,547)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(65)	50	216	(15)	237
Loans
Related parties
Additions	1	10	3	11	7
Repayments	29	(40)	(9)	(11)	(26)
Issuances of long-term debt
Related parties	—	—	11	—	15
Others	4	1,347	114	1,351	349
Stock treasury	(25)	—	—	(25)	—
Repayments of long-term debt	(200)	(321)	(432)	(521)	(588)
Interest attributed to stockholders	(669)	—	(500)	(669)	(500)

Net cash (used in) provided by financing activities	(925)	1,046	(597)	121	(506)

Increase (decrease) in cash and cash equivalents	257	704	(45)	961	(196)
Effect of exchange rate changes on cash and cash equivalents	(7)	(101)	(121)	(108)	(97)
Cash and cash equivalents, beginning of period	1,644	1,041	1,122	1,041	1,249

Cash and cash equivalents, end of period	1,894	1,644	956	1,894	956

Cash paid during the period for:
Interest on short-term debt	(5)	(1)	—	(6)	—
Interest on long-term debt	(73)	(94)	(35)	(167)	(117)
Income tax	(31)	(187)	(171)	(218)	(250)
Non-cash transactions
Income tax paid with credits	(40)	(30)	(53)	(70)	(80)
Interest capitalized	(31)	(31)	(9)	(62)	(24)
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Six-month periods ended June
	Three-month periods ended			30,
	June 30,	March 31,	June 30,	2006	2005
	2006	2006	2005
Preferred class A stock (including three special shares)
Beginning of the period	4,702	2,150	1,176	2,150	1,176
Capital increase (Note 5)	—	2,552	—	2,552	—
Transfer from appropriated retained earnings	—	—	974	—	974

End of the period	4,702	4,702	2,150	4,702	2,150

Common stock
Beginning of the period	3,806	3,806	2,121	3,806	2,121
Merger of shares	—	—	1,685	—	1,685

End of the period	3,806	3,806	3,806	3,806	3,806

Treasury stock
Beginning of the period	(88)	(88)	(88)	(88)	(88)
Acquisitions	(25)	—	—	(25)	—

End of the period	(113)	(88)	(88)	(113)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(2,006)	(2,856)	(3,891)	(2,856)	(3,869)
Change in the period	(532)	850	1,032	318	1,010

End of the period	(2,538)	(2,006)	(2,859)	(2,538)	(2,859)

Unrealized gain on available-for-sale securities
Beginning of the period	132	127	116	127	95
Change in the period	(20)	5	(1)	(15)	20

End of the period	112	132	115	112	115

Total other cumulative comprehensive deficit	(2,426)	(1,874)	(2,744)	(2,426)	(2,744)

Appropriated retained earnings
Beginning of the period	4,687	4,357	4,126	4,357	4,143
Transfer from unappropriated retained earnings	18	330	362	348	345
Transfer to capital stock	—	—	(2,659)	—	(2,659)

End of the period	4,705	4,687	1,829	4,705	1,829

Unappropriated retained earnings
Beginning of the period	4,824	3,983	4,030	3,983	3,315
Net income	1,880	1,171	1,630	3,051	2,328
Dividends and interest attributed to stockholders
Preferred class A stock	(257)	—	(180)	(257)	(180)
Common stock	(393)	—	(320)	(393)	(320)
Appropriation to reserves	(18)	(330)	(362)	(348)	(345)

End of the period	6,036	4,824	4,798	6,036	4,798

Total stockholders’ equity	17,208	16,555	10,249	17,208	10,249

Comprehensive income is comprised as follows:
Net income	1,880	1,171	1,630	3,051	2,328
Cumulative translation adjustments	(532)	850	1,032	318	1,010
Unrealized gain (loss) on available-for-sale securities	(20)	5	(1)	(15)	20

Total comprehensive income	1,328	2,026	2,661	3,354	3,358

Shares
Preferred class A stock (including six special shares) (1)	959,758,200	959,758,200	831,455,478	959,758,200	831,455,478
Common stock	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858
Treasury stock (2)
Beginning of the period	(28,313,936)	(28,313,936)	(28,314,650)	(28,313,936)	(28,314,922)
Acquisitions	(1,281,100)	—	—	(1,281,100)
Sales	—	—	24	—	296

End of the period	(29,595,036)	(28,313,936)	(28,314,626)	(29,595,036)	(28,314,626)

	2,430,062,022	2,431,343,122	2,303,039,710	2,430,062,022	2,303,039,710

Dividends and interest attributed to stockholders (per share)
Preferred class A stock (including six special shares)	0.27	—	0.22	0.27	0.22
Common stock	0.27	—	0.22	0.27	0.22
(1)	Increase of 128,302,722 (after split of shares) preferred shares due to merger of shares from Caemi.
(2)	As of June, 2006, 28,291,020 common shares and 1,304,016 preferred shares were held in treasury in the amount of US$113. The 28,291,020 common shares are provided as collateral to secure a loan of our subsidiary Alunorte. On June 30, 2006 the market value of 4,988,922 of these shares would be sufficient to offset the balance of the debt.
See notes to condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1) (3)	61 (37)	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
CVRD International S.A. (4)	100	100	Swiss	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2) (3)	90 (56)	90	Brazil	Iron ore
Mineração Onça Puma Ltda	99	99	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1) (3)	82 (76)	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and
				Manganese
(1)	Through Caemi Mineração e Metalurgia S.A CVRD holds 100% of the voting and total capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

(3)	The participation in parenthesis refers to the interest before the merger of shares from Caemi on March, 2006.

(4)	Previously known as Itabira Rio Doce Company Ltd. — ITACO
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. As from January 1, 2004, our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2006, March 31, 2006 and June 30, 2005 and for the six-month periods ended June 30, 2006 and 2005 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and six-month periods ended June 30, 2006 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006.

In preparing the condensed consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.1643 and R$2.3370 at June 30, 2006 and December 31, 2005, respectively to US$1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

4	Recently-issued accounting pronouncements

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.

5	Major acquisitions and disposals during the years presented

On July 3, 2006 we acquired the remaining 45.5% of Valesul for US$28, becoming our subsidiary.

During the second quarter of 2006, we sold our total interest in Gulf Industrial Investment Company for US$418, resulting in a net gain of US$338.

At an Extraordinary Shareholders’ Meeting on March 31, 2006, the Capital Stock increased by US$2,552, corresponding to 128,302,722 preferred shares (64,151,361 before split), due to the issuance of shares in relation to the acquisition of the outstanding minority interest in Caemi.

Pro forma information considers that our acquisition of the 39.77% preferred shares of Caemi, totaling 100% of total interest as if it was completed at January 1, 2005.

	Three-month periods ended
	March 31, 2006			June 30, 2005
		Caemi -			Caemi -
		Merger	Pro Forma		Merger	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)

Income before minority interests	1.294	—	1.294	1.834	—	1.834
Minority interests	(123)	54	(69)	(204)	70	(134)

Net income	1.171	54	1.225	1.630	70	1.700

Outstanding shares (thousands)	2.303.040		2.431.343	2.303.040		2.431.343
Basic and diluted earnings per share	0,51		0,50	0,71		0,70

	Six-month periods ended
	June 30, 2006			June 30, 2005
		Caemi -			Caemi -
		Merger	Pro Forma		Merger	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)
Income before minority interests	3.279	—	3.279	2.584	—	2.584
Minority interests	(228)	54	(174)	(256)	92	(164)

	3.051	54	3.105	2.328	92	2.420

Outstanding shares (thousands)	2.303.040		2.430.062	2.303.040		2.431.343
Basic and diluted earnings per share	1,32		1,28	1,01		1,00
In November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$750. In December 2005, we acquired an additional 6.20% of the voting capital of Canico for US$50. Canico ´s only significant asset other than US$63 of cash and cash equivalents was US$794 of mining rights. On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for US$6, which is now a wholly-owned subsidiary.

During the first quarter of 2006, we sold our total interest in Nova Era Silicon (49%) to JFE Steel Corporation for US$14, resulting in a net gain of US$9.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month periods ended			Six-month periods
	June 30,	March 31,	June 30,	ended June 30
	2006	2006	2005	2006	2005
Income before income taxes, equity results and minority interests	2,039	1,433	2,051	3,472	2,781

Federal income tax and social contribution expense at statutory enacted rates	(693)	(487)	(697)	(1,180)	(945)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	85	91	131	176	185
Exempt foreign income (loss)	348	114	82	462	128
Difference on tax basis of equity investees	(18)	(66)	(17)	(84)	(21)
Tax incentives	44	32	59	76	81
Other non-taxable gains (losses)	(4)	21	5	17	22

Federal income tax and social contribution expense in consolidated statements of income	(238)	(295)	(437)	(533)	(550)

We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends. Tax loss carry forward have no expiration date.

7	Inventories

		December 31,
	June 30, 2006	2005
Finished products
Iron ore and pellets	375	271
Manganese and ferroalloys	128	151
Alumina	39	22
Aluminum	64	52
Kaolin	24	18
Others	49	28
Spare parts and maintenance supplies	643	600

	1,322	1,142

8	Investments in affiliated companies and joint ventures

	June 30, 2006				Investments		Equity Adjustments					Dividends received
										Six-month periods					Six-month periods
							Three-month periods ended			ended June 30		Three-month periods ended			ended June 30
				Net income
	Participation in		Net	(loss) for the	June 30,	December	June 30,	March 31,	June			June 30,	March 31,	June
	capital (%)		equity	period	2006	31, 2005	2006	2006	30, 2005	2006	2005	2006	2006	30, 2005	2006	2005
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	72	32	37	60	7	9	11	16	13	—	22	—	22	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	65	13	33	37	2	5	14	7	16	—	13	3	13	4
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	73	28	36	41	5	9	14	14	17	11	—	—	11	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	59	12	30	33	2	4	13	6	14	—	12	—	12	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	788	211	444	335	67	39	56	106	90	—	25	35	25	55
Minas da Serra Geral S.A. — MSG	50.00	50.00	44	1	22	21	1	—	(4)	1	(4)	1	—	—	1	—
Gulf Industrial Investment Company — GIIC (5)	—	—	—	—	—	62	4	14	23	18	35	—	—	11	—	11
Others	—	—	—	—	20	25	—	(2)	1	(2)	(1)	1	—	—	1	—

					622	614	88	78	128	166	180	13	72	49	85	70
Logistics
MRS Logística S.A	37.23	40.45	389	98	167	109	24	14	12	38	22	20	—	5	20	5

					167	109	24	14	12	38	22	20	—	5	20	5
Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (4)	22.99	11.46	2,869	468	329	281	28	26	57	54	99	28	—	34	28	34
California Steel Industries Inc. — CSI	50.00	50.00	380	66	190	161	18	15	5	33	16	—	3	—	3	—
SIDERAR (cost $15) — available for sale investments (4)	4.85	4.85	—	—	127	142	—	—	—	—	—	—	—	—	—	20

					646	584	46	41	62	87	115	28	3	34	31	54
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	315	66	126	178	14	12	15	26	32	22	37	30	59	58
Valesul Alumínio S.A. — VALESUL	54.51	54.51	133	22	72	58	8	4	3	12	4	—	—	8	—	8

					198	236	22	16	18	38	36	22	37	38	59	66
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	370	45	92	96	4	7	—	11	—	15	—	—	15	—
Shandong Yankuang International Company Ltd(3)	25.00	25.00	86	—	22	22	—	—	—	—	—	—	—	—	—	—

					114	118	4	7	—	11	—	15	—	—	15	-
Other affiliates and joint ventures
Others		—	—	—	17	11	—	—	—	—	—	—	—	—	—	-

					17	11	—	—	—	—	—	—	—	—	—	-

					975	949	72	64	80	136	151	65	40	72	105	120

Total	—	—	—	—	1,764	1,672	184	156	220	340	353	98	112	126	210	195

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$50 and US$46 in 2006 and 2005, respectively;

(3)	Preoperating investment;

(4)	The quoted market value of Usiminas is equal to US$1.014 and Siderar is equal to US$126;

(5)	Sold for US$418 in May, 2006.

9	Stockholders’ equity

On May 22, 2006 occurred a stock split which had been approved by the Extraordinary General Shareholders’ Meeting occurred on April 27, 2006. Each existing share, common and preferred, was split into two shares.

After the split our capital comprises 2,459,657,058 shares, of which 959,758,200 common shares 1,499,898,858 class “A” preferred shares, including six special class shares without par value (“Golden Share”). The share/ADR proportion will be maintained at 1/1; therefore, each common and preferred share, will continue to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively.

For comparative purposes we considered the effects of the split as it had occurred consistently in all periods presented.

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares. The program involves the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of our preferred shares, to be executed during 180 days. Through June 30, 2006 we had acquired 1,281,100 preferred shares.

10	Pension costs

				Six-month periods
	Three-month periods ended			ended June 30
	June	March	June
	30, 2006	31, 2006	30, 2005	2006	2005
Service cost — benefits earned during the period	1	1	1	2	1
Interest cost on projected benefit obligation	70	46	60	116	116
Expected return on assets	(100)	(66)	(75)	(166)	(144)
Amortization of initial transitory obligation	3	2	2	5	5
Net deferral	(8)	(4)	(4)	(12)	(8)

Net periodic pension cost	(34)	(21)	(16)	(55)	(30)

In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$76, US$74 and US$66, at June 30, 2006, March 31, 2006 and June 30, 2005, respectively, plus US$6, US$5 and US$5, respectively, in current liabilities.

The cost recognized for the three-month periods ended June 30, 2006, March 31, 2006, and June 30, 2005 and for the six-month periods ended June 30, 2006 and June 30, 2005, relative to the defined contribution element of the New Plan was US$3, US$2, US$2, US$5 and US$4, respectively.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2005, that we expected to contribute US$59 to our defined benefit pension plan in 2006. As of June 30, 2006, US$26 of our contributions have been made. We do not expect any significant change in our previous estimate.

11	Commitments and contingencies

(a)	At June 30, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$4, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	4	US$	Debt guarantee	2008	None
VALESUL	less than 1 million	R$	Debt guarantee	2007	None

	4

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2006		December 31, 2005
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	314	176	229	138
Civil claims	235	107	210	98
Tax — related actions	743	456	816	329
Others	29	1	31	3

	1,321	740	1,286	568

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 aggregated US$781, US$56 and US$603, respectively, and additional provisions aggregated US$601, US$44 and US$416, respectively, classified in other operating expenses.
In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses, which total US$1,160 at June 30, 2006, for which no provision has been made.

(c)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On March 27, 2006 we declared a distribution on these “debentures” in the amount of $2, payable as from April 2, 2006.

(d)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not awere of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.On June 30, 2006, US$9 of enviromental liabilities and asset retirement obligations were classified in current liabilities (Others).

The changes are demonstrated as follows:

				Six-month periods
	Three-month periods ended			ended June 30
	June	March	June
	30, 2006	31, 2006	30, 2005	2006	2005
Provisions for asset retirement obligations beginning of period	248	225	137	225	134
Accretion expense	6	6	10	12	14
Liabilities settled in the current period	(3)	—	(4)	(3)	(4)
Cumulative translation adjustment	1	17	16	18	15

Provisions for asset retirement obligations end of period	252	248	159	252	159

12	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals, including potash, kaolin and copper.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:
•	Aluminum - comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others - comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations

	As of and for the three-month periods ended
	June 30, 2006							March 31, 2006							June 30, 2005
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues - Export	3,649	378	15	877	19	(1,643)	3,295	3,303	180	16	590	—	(1,449)	2,640	3,539	206	17	422	—	(1,476)	2,708
Gross revenues - Domestic	697	27	364	82	—	(152)	1,018	536	55	294	89	7	(131)	850	679	42	318	81	—	(107)	1,013
Cost and expenses	(2,770)	(230)	(264)	(643)	(22)	1,795	(2,134)	(2,577)	(161)	(230)	(510)	(4)	1,580	(1,902)	(2,577)	(169)	(210)	(387)	—	1,583	(1,760)
Research and development	(31)	(18)	(2)	—	(50)	—	(101)	(22)	(25)	(1)	—	(23)	—	(71)	(3)	(34)	—	(5)	(12)	—	(54)
Depreciation, depletion and amortization	(151)	(23)	(15)	(14)	(2)	—	(205)	(134)	(19)	(14)	(14)	—	—	(181)	(97)	(17)	(10)	(12)	—	—	(136)

Operating income	1,394	134	98	302	(55)	—	1,873	1,106	30	65	155	(20)	—	1,336	1,541	28	115	99	(12)	—	1,771
Financial income	173	2	4	6	(7)	(133)	45	161	—	8	2	4	(133)	42	78	—	11	3	1	(66)	27
Financial expenses	(302)	(2)	(1)	(72)	(1)	133	(245)	(276)	(2)	(2)	(62)	(4)	133	(213)	(159)	(4)	(4)	50	—	66	(51)
Foreign exchange and monetary gains (losses), net	64	(53)	4	12	1	—	28	126	58	(11)	86	—	—	259	201	3	(7)	107	—	—	304
Gain on sale of investments	338	—	—	—	—	—	338	9	—	—	—	—	—	9	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change	—	—	—	—	—	—
in provision for losses on equity investments	88	—	24	22	50	—	184	78	—	14	16	48	—	156	128	—	12	18	62	—	220
Income taxes	(197)	—	(4)	(36)	(1)	—	(238)	(246)	—	(3)	(46)	—	—	(295)	(390)	(1)	(5)	(40)	(1)	—	(437)
Minority interests	(30)	—	—	(75)	—	—	(105)	(67)	—	—	(56)	—	—	(123)	(105)	—	—	(99)	—	—	(204)

Net income	1,528	81	125	159	(13)	—	1,880	891	86	71	95	28	—	1,171	1,294	26	122	138	50	—	1,630

Sales classified by geographic destination:
Export market
America, except United States	276	—	7	157	—	(153)	287	271	1	6	131	—	(172)	237	334	—	11	81	—	(144)	282
United States	156	2	—	3	19	(81)	99	104	3	—	3	—	(41)	69	166	—	—	42	—	(89)	119
Europe	1,257	169	2	380	—	(625)	1,183	1,150	95	6	288	—	(580)	959	1,518	125	6	185	—	(685)	1,149
Middle East/Africa/Oceania	193	112	—	106	—	(69)	342	183	4	—	32	—	(68)	151	277	34	—	—	—	(75)	236
Japan	366	8	—	142	—	(128)	388	362	29	—	126	—	(144)	373	353	6	—	98	—	(133)	324
China	1,131	6	5	89	—	(417)	814	956	10	3	—	—	(316)	653	641	10	—	—	—	(220)	431
Asia, other than Japan and China	270	81	1	—	—	(170)	182	277	38	1	10	—	(128)	198	250	31	—	16	—	(130)	167

	3,649	378	15	877	19	(1,643)	3,295	3,303	180	16	590	—	(1,449)	2,640	3,539	206	17	422	—	(1,476)	2,708
Domestic market	697	27	364	82	—	(152)	1,018	536	55	294	89	7	(131)	850	679	42	318	81	—	(107)	1,013

	4,346	405	379	959	19	(1,795)	4,313	3,839	235	310	679	7	(1,580)	3,490	4,218	248	335	503	—	(1,583)	3,721

Operating segment - after eliminations

	As of and for the three-month periods ended
	June 30, 2006
										Property,	Addition to
				Value				Depreciation,		Plant and	Property,
	Revenues			added	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investiments
Ferrous
Iron ore	1,986	485	2,471	(73)	2,398	(959)	1,439	(122)	1,317	11,991	675	42
Pellets	313	90	403	(21)	382	(270)	112	(10)	102	523	30	580
Manganese	8	4	12	(1)	11	(17)	(6)	(1)	(7)	60	3	—
Ferroalloys	87	38	125	(10)	115	(117)	(2)	(4)	(6)	208	15	—

	2,394	617	3,011	(105)	2,906	(1,363)	1,543	(137)	1,406	12,782	723	622
Non ferrous
Potash	—	23	23	(2)	21	(11)	10	(7)	3	177	1	—
Kaolin	40	7	47	—	47	(34)	13	(7)	6	239	—	—
Copper	201	4	205	—	205	(55)	150	(12)	138	1,297	18	—

	241	34	275	(2)	273	(100)	173	(26)	147	1,713	19	—
Aluminum
Alumina	339	—	339	—	339	(204)	135	(8)	127	1,519	88	—
Aluminum	279	14	293	(1)	292	(111)	181	(6)	175	384	6	72
Bauxite	8	—	8	—	8	(7)	1	—	1	420	56	126

	626	14	640	(1)	639	(322)	317	(14)	303	2,323	150	198
Logistics
Railroads	—	272	272	(46)	226	(133)	93	(19)	74	693	26	167
Ports	—	64	64	(11)	53	(30)	23	(5)	18	226	1	—
Ships	15	11	26	(2)	24	(28)	(4)	(1)	(5)	3	—	—

	15	347	362	(59)	303	(191)	112	(25)	87	922	27	167
Others	19	6	25	—	25	(92)	(67)	(3)	(70)	1,046	42	777

	3,295	1,018	4,313	(167)	4,146	(2,068)	2,078	(205)	1,873	18,786	961	1,764

Operating segment — after eliminations (continued)

	As of and for the three-month periods ended
	March 31, 2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investiments
Ferrous
Iron ore	1,633	367	2,000	(57)	1,943	(860)	1,083	(113)	970	11,404	591	43
Pellets	375	87	462	(19)	443	(295)	148	(12)	136	480	7	592
Manganese	8	3	11	(1)	10	(7)	3	(1)	2	60	8	—
Ferroalloys	71	35	106	(9)	97	(84)	13	(4)	9	198	—	—

	2,087	492	2,579	(86)	2,493	(1,246)	1,247	(130)	1,117	12,142	606	635
Non ferrous
Potash	—	22	22	(1)	21	(14)	7	(2)	5	178	6	—
Kaolin	41	7	48	(3)	45	(41)	4	(6)	(2)	242	—	—
Copper	90	21	111	(5)	106	(53)	53	(8)	45	1,286	35	—

	131	50	181	(9)	172	(108)	64	(16)	48	1,706	41	—
Aluminum
Alumina	150	10	160	(2)	158	(138)	20	(8)	12	1,428	61	—
Aluminum	247	13	260	(2)	258	(112)	146	(6)	140	382	1	67
Bauxite	9	—	9	—	9	(9)	—	—	—	356	48	151

	406	23	429	(4)	425	(259)	166	(14)	152	2,166	110	218
Logistics
Railroads	—	214	214	(39)	175	(114)	61	(16)	45	674	26	183
Ports	—	54	54	(9)	45	(31)	14	(3)	11	237	1	—
Ships	14	7	21	(1)	20	(25)	(5)	(1)	(6)	3	—	—

	14	275	289	(49)	240	(170)	70	(20)	50	914	27	183
Others	2	10	12	(2)	10	(40)	(30)	(1)	(31)	1,021	71	784

	2,640	850	3,490	(150)	3,340	(1,823)	1,517	(181)	1,336	17,949	855	1,820

Operating segment - after eliminations (continued)

	As of and for the three-month periods ended
	June 30, 2005
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investiments
Ferrous
Iron ore	1,694	472	2,166	(81)	2,085	(682)	1,403	(87)	1,316	6,879	471	45
Pellets	462	107	569	(27)	542	(333)	209	(4)	205	429	21	552
Manganese	14	5	19	(1)	18	(14)	4	—	4	25	—	—
Ferroalloys	98	56	154	(14)	140	(96)	44	(5)	39	178	34	—

	2,268	640	2,908	(123)	2,785	(1,125)	1,660	(96)	1,564	7,511	526	597
Non ferrous
Potash	—	31	31	(2)	29	(15)	14	(2)	12	141	4	—
Kaolin	38	7	45	(1)	44	(24)	20	(6)	14	231	—	—
Copper	89	4	93	(1)	92	(44)	48	(9)	39	1,106	42	—

	127	42	169	(4)	165	(83)	82	(17)	65	1,478	46	—
Aluminum
Alumina	94	16	110	(11)	99	(95)	4	(6)	(2)	1,082	105	—
Aluminum	194	10	204	(1)	203	(93)	110	(6)	104	358	7	62
Bauxite	13	—	13	—	13	(12)	1	—	1	132	41	145

	301	26	327	(12)	315	(200)	115	(12)	103	1,572	153	207
Logistics
Railroads	—	232	232	(37)	195	(124)	71	(9)	62	581	51	75
Ports	—	60	60	(10)	50	(33)	17	—	17	242	—	—
Ships	12	12	24	(2)	22	(19)	3	(2)	1	4	1	—

	12	304	316	(49)	267	(176)	91	(11)	80	827	52	75
Others	—	1	1	3	4	(45)	(41)	—	(41)	126	—	629

	2,708	1,013	3,721	(185)	3,536	(1,629)	1,907	(136)	1,771	11,514	777	1,508

Results by segment — before eliminations (Unaudited)

	Six-month periods ended June 30.
	2006							2005
		Non		Holdings					Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	6,952	558	31	1,467	19	(3,092)	5,935	5,598	359	37	867	—	(2,477)	4,384
Gross revenues — Domestic	1,233	82	658	171	7	(283)	1,868	1,065	91	546	174	—	(211)	1,665
Cost and expenses	(5,347)	(391)	(494)	(1,153)	(26)	3,375	(4,036)	(4,352)	(315)	(368)	(783)	—	2,688	(3,130)
Research and development	(53)	(43)	(3)	—	(73)	—	(172)	(20)	(50)	—	(6)	(12)	—	(88)
Depreciation, depletion and amortization	(285)	(42)	(29)	(28)	(2)	—	(386)	(194)	(30)	(19)	(22)	—	—	(265)

Operating income	2,500	164	163	457	(75)	—	3,209	2,097	55	196	230	(12)	—	2,566
Financial income	334	2	12	8	(3)	(266)	87	147	1	19	5	1	(117)	56
Financial expenses	(578)	(4)	(3)	(134)	(5)	266	(458)	(288)	(5)	(7)	40	—	117	(143)
Foreign exchange and monetary gains (losses), net	190	5	(7)	98	1	—	287	196	6	(7)	107	—	—	302
Gain on sale of investments	347	—	—	—	—	—	347	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	166	—	38	38	98	—	340	180	—	22	36	115	—	353
Income taxes	(443)	—	(7)	(82)	(1)	—	(533)	(457)	(3)	(10)	(79)	(1)	—	(550)
Minority interests	(97)	—	—	(131)	—	—	(228)	(129)	—	—	(127)	—	—	(256)

Net income	2,419	167	196	254	15	—	3,051	1,746	54	213	212	103	—	2,328

Sales classified by geographic destination:
Export market
America, except United States	547	1	13	288	—	(325)	524	550	—	22	187	—	(289)	470
United States	260	5	—	6	19	(122)	168	292	—	3	120	—	(198)	217
Europe	2,407	264	8	668	—	(1,205)	2,142	2,342	175	12	317	—	(1,044)	1,802
Middle East/Africa/Oceania	376	116	—	138	—	(137)	493	401	72	—	6	—	(126)	353
Japan	728	37	—	268	—	(272)	761	545	12	—	195	—	(212)	540
China	2,087	16	8	89	—	(733)	1,467	1,040	38	—	26	—	(394)	710
Asia, other than Japan and China	547	119	2	10	—	(298)	380	428	62	—	16	—	(214)	292

	6,952	558	31	1,467	19	(3,092)	5,935	5,598	359	37	867	—	(2,477)	4,384
Domestic market	1,233	82	658	171	7	(283)	1,868	1,065	91	546	174	—	(211)	1,665

	8,185	640	689	1,638	26	(3,375)	7,803	6,663	450	583	1,041	—	(2,688)	6,049

Operating segment — after eliminations (Unaudited)

	Six-month periods ended June 30,
	2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investiments
Ferrous
Iron ore	3,619	852	4,471	(130)	4,341	(1,819)	2,522	(235)	2,287	11,991	1,266	42
Pellets	688	177	865	(40)	825	(565)	260	(22)	238	523	37	580
Manganese	16	7	23	(2)	21	(24)	(3)	(2)	(5)	60	11	—
Ferroalloys	158	73	231	(19)	212	(201)	11	(8)	3	208	15	—

	4,481	1,109	5,590	(191)	5,399	(2,609)	2,790	(267)	2,523	12,782	1,329	622

Non ferrous
Potash	—	45	45	(3)	42	(25)	17	(9)	8	177	7	—
Kaolin	81	14	95	(3)	92	(75)	17	(13)	4	239	—	—
Copper	291	25	316	(5)	311	(108)	203	(20)	183	1,297	53	—

	372	84	456	(11)	445	(208)	237	(42)	195	1,713	60	—

Aluminum
Alumina	489	10	499	(2)	497	(342)	155	(16)	139	1,519	149	—
Aluminum	526	27	553	(3)	550	(223)	327	(12)	315	384	7	72
Bauxite	17	—	17	—	17	(16)	1	—	1	420	104	126

	1,032	37	1,069	(5)	1,064	(581)	483	(28)	455	2,323	260	198

Logistics
Railroads	—	486	486	(85)	401	(247)	154	(35)	119	693	52	167
Ports	—	118	118	(20)	98	(61)	37	(8)	29	226	2	—
Ships	29	18	47	(3)	44	(53)	(9)	(2)	(11)	3	—	—

	29	622	651	(108)	543	(361)	182	(45)	137	922	54	167
Others	21	16	37	(2)	35	(132)	(97)	(4)	(101)	1,046	113	777

	5,935	1,868	7,803	(317)	7,486	(3,891)	3,595	(386)	3,209	18,786	1,816	1,764

Operating segment — after eliminations (Unaudited) — (continued)

	Six-month periods ended June 30,
	2005
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investiments
Ferrous
Iron ore	2,559	697	3,256	(111)	3,145	(1,204)	1,941	(178)	1,763	6,879	932	45
Pellets	729	181	910	(38)	872	(570)	302	(7)	295	429	33	552
Manganese	30	9	39	(3)	36	(23)	13	—	13	25	1	—
Ferroalloys	200	107	307	(28)	279	(178)	101	(8)	93	178	41	—

	3,518	994	4,512	(180)	4,332	(1,975)	2,357	(193)	2,164	7,511	1,007	597

Non ferrous
Potash	—	61	61	(5)	56	(29)	27	(4)	23	141	7	—
Kaolin	72	12	84	(3)	81	(51)	30	(9)	21	231	—	—
Copper	150	18	168	(4)	164	(84)	80	(17)	63	1,106	68	—

	222	91	313	(12)	301	(164)	137	(30)	107	1,478	75	—

Aluminum
Alumina	208	38	246	(19)	227	(193)	34	(12)	22	1,082	190	—
Aluminum	385	19	404	(2)	402	(183)	219	(10)	209	358	11	62
Bauxite	23	—	23	—	23	(21)	2	—	2	132	61	145

	616	57	673	(21)	652	(397)	255	(22)	233	1,572	262	207

Logistics
Railroads	—	391	391	(64)	327	(215)	112	(17)	95	581	86	75
Ports	—	106	106	(19)	87	(59)	28	(1)	27	242	7	—
Ships	27	24	51	(4)	47	(44)	3	(2)	1	4	1	—

	27	521	548	(87)	461	(318)	143	(20)	123	827	94	75

Others	1	2	3	—	3	(64)	(61)	—	(61)	126	—	629

	4,384	1,665	6,049	(300)	5,749	(2,918)	2,831	(265)	2,566	11,514	1,438	1,508

14	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates
	(LIBOR)	Currencies	Gold	Alumina	Aluminum	Total
Unrealized gains (losses) at April 1, 2006	(3)	1	(58)	(73)	(163)	(296)
Financial settlement	1	—	4	13	15	33
Unrealized gains (losses) in the period	1	1	(7)	(15)	(31)	(51)
Effect of exchange rate changes	—	—	—	1	1	2

Unrealized gains (losses) at June 30, 2006	(1)	(*) 2	(61)	(74)	(178)	(312)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(53)	(157)	(259)
Financial settlement	—	—	4	14	14	32
Unrealized gains (losses) in the period	1	—	(12)	(29)	(4)	(44)
Effect of exchange rate changes	—	—	(4)	(5)	(16)	(25)

Unrealized gains (losses) at March 31, 2006	(3)	(*)1	(58)	(73)	(163)	(296)

Unrealized gains (losses) at April 1, 2005	(12)	3	(31)	(50)	(113)	(203)
Financial settlement	4	—	2	9	9	24
Unrealized gains (losses) in the period	—	(1)	3	24	59	85
Effect of exchange rate changes	(1)	—	(4)	(5)	(9)	(19)

Unrealized gains (losses) at June 30, 2005	(9)	(*)2	(30)	(22)	(54)	(113)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(53)	(157)	(259)
Financial settlement	1	—	8	27	29	65
Unrealized gains (losses) in the period	2	1	(19)	(44)	(35)	(95)
Effect of exchange rate changes	—	—	(4)	(4)	(15)	(23)

Unrealized gains (losses) at June 30, 2006	(1)	(*)2	(61)	(74)	(178)	(312)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	7	—	4	17	19	47
Unrealized gains (losses) in the period	2	(2)	6	21	63	90
Effect of exchange rate changes	(1)	—	(3)	(5)	(9)	(18)

Unrealized gains (losses) at June 30, 2005	(9)	(*)2	(30)	(22)	(54)	(113)

(*) Included as “others” in Other assets.

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates(LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Alumínio	Dec 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 4, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer